EXHIBIT 99.1

Galapagos to present data on rheumatoid arthritis at the upcoming European League Against Rheumatism (EULAR) congress

Mechelen, Belgium, 27 May 2021, 22:01 CET, – Galapagos NV (Euronext & Nasdaq: GLPG) today announced that 15 abstracts, including scientific updates, and data providing further understanding on the profile of filgotinib as a treatment for people with Rheumatoid Arthritis (RA), will be presented at the European League Against Rheumatism (EULAR) virtual congress 2021, 2-5 June.

New data analyses on the safety profile of filgotinib, an oral, once-daily, JAK1 preferential inhibitor for the treatment of moderately to severely active RA, are presented from seven trials from the development program for filgotinib (DARWIN 1 and 2 and FINCH 1, 2 and 3 and two long term extension studies DARWIN 3 and FINCH 4). Data will be shared on the incidence of infections and serious infections (OP0126) and herpes zoster virus (POS0092), as well as the effects of concomitant use of statins in filgotinib-treated patients with rheumatoid arthritis (POS0660) and the effect of filgotinib on the pharmacokinetics of rosuvastatin, atorvastatin, and pravastatin (AB0259).

Galapagos is also presenting scientific research investigating the hypothesis that differences in the selectivity of molecules in the JAK inhibitor class could result in a differential functional modulation of natural killer (NK) cells, which could be a component of the differences in clinical safety profiles of JAK inhibitors (POS0224).

In addition to the clinical data, Galapagos will present initial results from a European real-world survey investigating patient and physician attitudes to setting treatment target goals in RA, as a strategy for managing the disease (POS0305).

“At Galapagos, we are working to understand the different dimensions of treatment needs that people living with RA say are important, reflecting a deeper understanding of their complex lives and needs,” said Walid Abi-Saab, MD, Chief Medical Officer at Galapagos. “In our drive to deliver innovation and make a real difference where the patient need is greatest, we are excited to be sharing a range of data and insights that represent our ongoing work to understand what matters most to people living with RA and to deliver on the health outcomes most important to patients.”

The presentations at EULAR capture a broad range of research and commitment to the RA community, demonstrating the importance of patient and clinical insight and highlighting Galapagos’ position as a science-driven company led by research into patient unmet needs.

Galapagos Key Abstracts

Title	Authors	Oral | Poster Number	Time and Date
Herpes Zoster in the Filgotinib Rheumatoid Arthritis Program	Kevin Winthrop, et al	POS0092	Poster tour: 03 June 2021, 11:50:00-13:30:00 CEST
Infections and Serious Infections in the Filgotinib Rheumatoid Arthritis Program	James Galloway, et al	OP0126	Session: 03 June 2021, 10:15:00-11:45:00 CEST
Concomitant Use of Statins in Filgotinib-Treated Patients with Rheumatoid Arthritis	Peter C Taylor, et al	POS0660	Display: Wednesday, 02 June 2021, 08:00 CEST – Saturday 05 June 2021, 23:59 CEST
Evaluation of the effect of filgotinib on the pharmacokinetics of rosuvastatin, atorvastatin, and pravastatin	Kacey Anderson, et al	AB0259	Publish: Abstract Book official supplement to the Annals of Rheumatic Diseases ARD
Selectivity of clinical JAK inhibitors and the impact on Natural Killer (NK) cell functional responses	Paqui G. Traves, et al	POS0224	Poster tour: 04 June 2021, 11:50:00-13:30:00 CEST
Physician and Patient Attitudes towards Treat-to-Target, its Implementation and Stated Treatment Goals in Patients with Rheumatoid Arthritis in a Real-World Setting across Europe	Bruno Fautrel, et al	POS0305	Poster tour: 05 June 2021, 10:30:00-12:00:00 CEST

For further information on the EULAR congress visit: www.congress.eular.org

For further details about the filgotinib rheumatoid arthritis clinical trial program, visit www.clinicatrials.gov: FINCH 1 NCT02889796; FINCH 2 NCT02873936; FINCH 3 NCT02886728; FINCH 4 NCT03025308; DARWIN 1 NCT01888874; DARWIN 2 NCT01894516; DARWIN 3 NCT02065700; FITZROY NCT02048618

About rheumatoid arthritis
RA is a chronic inflammatory disease. In RA a person's immune system attacks healthy cells, causing painful swelling in affected parts of the body, primarily in the joints.1 RA can cause tissue damage resulting in chronic pain, unsteadiness and physical disability.1 More than 2.3 million individuals are living with RA in Europe2 and women are 2 – 3 times more likely to develop RA.3 The onset of disease is typically between 30 and 50 years of age.4

About filgotinib
Filgotinib is approved and marketed as Jyseleca (200mg and 100mg tablets) in the European Union, Great Britain, and Japan for the treatment of adults with moderate to severe active rheumatoid arthritis (RA) who have responded inadequately or are intolerant to one or more disease modifying anti-rheumatic drugs (DMARDs). Filgotinib may be used as monotherapy or in combination with methotrexate (MTX). The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp. The Great Britain Summary of Product Characteristics is available at www.medicines.org.uk/emc. Applications have been submitted to the European Medicines Agency (EMA), the UK’s Medicines and Healthcare products Regulatory Agency (MHRA), and Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) for the treatment of adults with moderately to severely active ulcerative colitis who have had an inadequate response with, lost response to, or were intolerant to either conventional therapy or a biologic agent and are currently under review. Filgotinib is not approved in any other countries.

About the filgotinib collaboration
Gilead and Galapagos NV are collaborative partners in the global development and commercialization of filgotinib. Galapagos will be responsible for the commercialization of filgotinib in Europe (transition anticipated to be completed by end of 2021), while Gilead will remain responsible for filgotinib outside of Europe, including in Japan, where filgotinib is co-marketed with Eisai. Filgotinib in UC has been filed in Europe and a global Phase 3 program is ongoing in Crohn’s Disease. More information about clinical trials can be accessed at www.clinicaltrials.gov.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action, several of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis and other indications. Our ambition is to become a leading global biotech company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

  Centers for Disease Control and Prevention. Rheumatoid Arthritis (RA). Available at: https://www.cdc.gov/arthritis/basics/rheumatoid-arthritis.html. Accessed September 2020.
  National Rheumatoid Arthritis Society. The Burden of Rheumatoid Arthritis across Europe a Socioeconomic Survey (BRASS). Summary Report. Available at: https://www.nras.org.uk/data/files/Publications/Surveys%20Reports/UoC_HCD_BRASS%20Summary%20Report%20FINAL.pdf. Accessed September 2020
  Arthritis Foundation. Arthritis by the Numbers. Available at: https://www.arthritis.org/getmedia/e1256607-fa87-4593-aa8a-8db4f291072a/2019-abtn-final-march-2019.pdf. Accessed September 2020.
  Wasserman, A. Diagnosis and Management of Rheumatoid Arthritis. American Family Physician. Available at: https://www.aafp.org/afp/2011/1201/p1245.html. Accessed September 2020

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Global Head of Communications & Public Affairs
+32 473 824 874

Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900
communications@glpg.com

Forward Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that are subject to risks, uncertainties and other factors that could cause actual results to diﬀer materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the inherent risks associated with clinical trial and product development activities, including the filgotinib clinical program, competitive developments, and regulatory approval requirements, the risk that the results of ongoing clinical studies with filgotinib will not support continued approval of filgotinib for the treatment of adults with moderate to severe active rheumatoid arthritis (RA) who have responded inadequately or are intolerant to one or more disease modifying anti-rheumatic drugs (DMARDs) due to safety, efficacy or other reasons or would not support approval of filgotinib for any other indication, Galapagos’ reliance on collaborations with third parties, including the collaboration with Gilead for filgotinib, risks related to the implementation of the transition of European commercialization responsibility for filotinib from Gilead to us, as well as those risks and uncertainties identified in our Annual Report on Form 20-F for the year ended 31 December 2020 and our subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.